

September 15, 2011

Via U.S. mail
Mr. Richard P. Dealy
President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-13245**

Dear Mr. Dealy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note E. Long-term Debt, page 90

1.   We note your disclosure stating that the conversion price of your convertible senior notes is subject to adjustment in certain circumstances. You also disclose that, if at the time of conversion the applicable price of your common stock exceeds the base conversion price, holders will receive up to an additional 8.9532 shares of your common stock per $1,000 principal amount of notes, as determined pursuant to a specified formula. Please describe for us the circumstances that will trigger the adjustment in the conversion price and the specified formula used to determine the adjustment to the conversion price. In addition, please tell us how you applied the guidance in FASB Accounting Standards Codification

Topic 815 to determine if the conversion feature should be separately accounted for as a derivative instrument.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2010

Proved Reserves, page 28

Technologies, page 28

2.   Paragraph (a)(6) of Item 1202 of Regulation S-K requires a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material properties included in the total reserves disclosed. You have only provided a list of technologies. In addition your disclosure is not clear as you appear to be stating that less than 2% of your total reserves were associated with reliable technologies. It appears you added approximately 9% to your proved reserves through discoveries and about 7% through revisions. Please revise your document to clarify your disclosures and to comply with Item 1202 (a)(6) of Regulation S-K.

Tabular proved reserves disclosure, page 29

3.   We note your disclosure of your reserves to production ratio is greater than 20 years, however, as 43% of your reserves are undeveloped the meaning of this calculation is not clear. It would appear that it would be more relevant statement about reserves to production would be to only consider your developed reserves. This ratio calculates to about 13 years or to disclose that your annual production in 2010 was about 4.4% of your total proved reserves which appears to be significantly lower than the industry average of around 7%. Please expand and clarify your discussion on reserves to production ratio.

Proved Undeveloped Reserves, page 30

4.   Item 1203 of Regulation S-K requires the disclosure of material changes in the amount of proved undeveloped reserves that occurred during the year, not just the amount converted from undeveloped to developed status. You should expand your disclose to include the amount added and how they were added and if any were removed besides those that were converted to developed and the reasons they were removed. Please revise your document to comply with paragraphs (a) through (d) of Item 1203 of Regulation S-K.

5.   You provide a table of future production of the Company's proved undeveloped reserves which implies that 433 million barrels equivalent of undeveloped reserves will be developed within the next five years. And you state on page 125 that all of the 4,727 proved undeveloped well locations will be developed during the next five years by December 31, 2015. However, we note that in 2010, when you significantly increased

your drilling activity over 2009 levels, you converted 19 million barrels equivalent of undeveloped reserves to developed status. This was only 5% of your proved undeveloped reserves. In order to develop your current undeveloped reserves to developed status within five years you need to develop 20% of your undeveloped reserves per year or approximately 90 million barrels equivalent per year. Since you only developed 19 MBOe in 2010 you will now have to develop 103,5 MBOe in each of the next four years. Therefore, it appears you are not making sufficient progress in converting your undeveloped reserves to developed within five years of when they were first booked as proved.   Please see paragraph (c) of Item 1203 of Regulation S-K. Please provide us with support that you will be able to develop these reserves within five years or revise your reserves accordingly.

6.   Please tell us when the 433,245 MBOe of proved undeveloped reserves were first booked as proved reserves. If there are material volumes that have remained undeveloped for more than five years, these volumes should be disclosed and the reasons for their continuing to remain undeveloped. Disclosure of just the number of well locations is not sufficient disclosure. While we note that you have a large inventory of undeveloped well locations, the fact that you have curtailed your drilling program for cost reduction purposes raises questions regarding your intention to develop these properties within five years. Explain to us why these reserves should not have been removed from your proved reserve database when management decided not to develop them in favor of cost savings, especially if they were undeveloped for more than five years. As part of your response, please consider Questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations which can be found here: www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

7.   Expand your discussion on volumetric production payments to disclose the amount of reser**ves** transferred to the purchaser, the field(s) from which they were produced from and the annual production volumes that remain to be delivered to the purchaser.

Raton, page 33

8.   Please tell us how many proved undeveloped reserves you have attributed to the Raton Basin.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director